Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2006

John L. Castello
Chairman of the Board, President
and Chief Executive Officer
XOMA Ltd.
2910 Seventh Street
Berkeley, California 94710

Re: XOMA Ltd.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 8, 2006
File No. 000-14710

Dear Mr. Castello:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief